Subject: Itaú Unibanco Holding S.A.
1st quarter of 2015 Results

Announcement to the Market

Itaú Unibanco Holding S.A. (“Company”) announces to its shareholders and the market at large that the first quarter 2015 Complete Financial Statements and Management Discussion and Analysis are already available from the Investor Relations website (www.itau.com.br/investor‐relations).

It should be pointed out that the expectations for 2015 included in the previously mentioned documents have undergone some alterations in relation to the information presented on February 3, 2015 in the Management Discussion and Analysis in view of changes in the current macroeconomic scenario.

Please find below the Executive Summary for the 1st Quarter 2015.

A conference call will be held with research analysts on Wednesday, May 06 in Portuguese at 9:30 a.m. (Brasília time) and in English at 11:00 a.m. (Brasília time).

São Paulo – May 5, 2015.

MARCELO KOPEL
Investor Relations Officer

Management Discussion & Analysis	Executive Summary

Information and financial indicators of Itaú Unibanco Holding S.A. (Itaú Unibanco) are presented below.

Highlights

In R$ millions (except where indicated), end of period		1Q15	4Q14	1Q14

	Recurring Net Income	5,808	5,660	4,529
Results	Net Income	5,733	5,520	4,419
	Operating Revenues (1)	24,946	23,754	20,662
	Managerial Financial Margin (2)	15,963	14,705	12,488

	Recurring Net Income per share (R$) (3)	1.06	1.03	0.83
	Net Income per share (R$) (3)	1.05	1.01	0.81
	Number of Outstanding Shares at the end of period – in thousands (4)	5,468,988	5,477,002	5,466,773
Shares	Average price of non-voting share on the last trading day of the period (R$) (4)	35.23	34.72	30.70
	Book Value per Share (R$)	17.73	17.50	15.03
	Dividends/Interest on Own Capital net of taxes (5)	1,319	3,694	797
	Dividends/Interest on Own Capital net of taxes (5) per share (R$)	0.24	0.67	0.15
	Market Capitalization (6)	192,672	190,161	167,830
	Market Capitalization (6) (US$ millions)	60,060	71,592	74,163

	Recurring Return on Average Equity – Annualized (7)	24.5%	24.7%	22.6%
	Return on Average Equity – Annualized (7)	24.2%	24.0%	22.0%
	Recurring Return on Average Assets – Annualized (8)	1.9%	1.9%	1.6%
	Return on Average Assets – Annualized (8)	1.8%	1.9%	1.6%
	Solvency Ratio - Consolidated Prudential (BIS Ratio) (9)	15.3%	16.9%	15.6%
	Common Equity Tier I	11.6%	12.5%	11.1%
	Estimated BIS III (Common Equity Tier I) - Full Implementation of BIS III (10)	11.4%	11.9%	9.6%
Performance	Annualized Credit Margin (11)	11.1%	11.0%	10.9%
	Annualized Net Interest Margin with Clients (11)	9.6%	9.7%	8.9%
	Annualized Net Interest Margin of Credit after Provision for Credit Risk (11)	6.9%	7.9%	7.5%
	Annualized Net Interest Margin with Clients after Provision for Credit Risk (11)	6.6%	7.3%	6.6%
	Nonperforming Loans Index (NPL over 90 days)	3.0%	3.1%	3.5%
	Nonperforming Loans Index (NPL 15 to 90 days)	2.9%	2.5%	3.0%
	Coverage Ratio (Provision for Loan and Lease Losses/NPL over 90 days)	200%	193%	176%
	Efficiency Ratio (ER) (12)	43.2%	46.5%	48.2%
	Risk-Adjusted Efficiency Ratio (RAER) (12)	62.7%	61.6%	65.1%

	Total Assets	1,294,613	1,208,702	1,107,376
	Total Loan Portfolio, including Sureties and Endorsements	543,394	525,519	480,120
	Loan Portfolio (A)	468,105	451,760	408,291
Balance Sheet	Sureties, Endorsements and Guarantees	75,289	73,759	71,829
	Deposits + Debentures + Securities + Borrowings and Onlending (B) (13)	584,423	573,106	542,121
	Loan Portfolio/Funding (A/B)	80.1%	78.8%	75.3%
	Stockholders’ Equity	96,954	95,848	82,173

	Assets Under Administration	694,824	668,516	626,696
	Total Number of Employees	92,757	93,175	94,909
	Brazil	85,773	86,192	88,021
Other	Abroad	6,984	6,983	6,888
	Branches and CSB – Client Service Branches	5,032	5,070	5,028
	ATM – Automated Teller Machines (14)	27,458	27,916	27,858

	EMBI Brazil Risk	319	259	226
	CDI rate – In the Period (%)	2.8%	2.8%	2.4%
	Dollar Exchange Rate – Quotation in R$	3.2080	2.6562	2.2630
Indicators	Dollar Exchange Rate – Variation in the Period (%)	20.8%	8.4%	-3.4%
	Euro Exchange Rate – Quotation in R$	3.4457	3.2270	3.1175
	Euro Exchange Rate – Variation in the Period (%)	6.8%	4.3%	-3.5%
	IGP-M – In the Period (%)	2.0%	1.9%	2.5%

Note: (1) Operating Revenues are the sum of Managerial Financial Margin, Banking Service Fees and Income from Banking Charges, Other Operating Income and Result from Insurance, Pension Plan and Premium Bonds Operations Before Retained Claims and Selling Expenses, Equity in Earnings of Affiliates and Non-Operating Income; (2) Described on pages 16 to 20; (3) Calculated based on the weighted average number of outstanding shares; (4) The number of outstanding shares was adjusted to reflect the share bonus of 10% granted on June 05, 2014; (5) JCP – Interest on Capital. Declared amounts paid/ accrued; (6) Total number of outstanding shares (common and non-voting shares) multiplied by the average price of the non-voting share on the last trading day in the period; (7) Annualized Return was calculated by dividing Net Income by Average Stockholders’ Equity. The quotient was multiplied by the number of periods in the year to derive the annualized rate. The calculation bases of the returns were adjusted by the amount of dividends that has not yet been approved in stockholders’ or Board meetings, proposed after the balance sheet date; (8) Return was calculated by dividing Net Income by Average Assets. The quotient of this division was multiplied by the number of periods in the year to derive the annualized rate. (9) Up the fourth quarter of 2014, this ratio was calculated based on the financial conglomerate; (10) Takes into consideration mitigating actions and use of tax loss carryforwards; (11) Does not include financial margin with the market. See details on page 17; (12) For further details on the calculation methodology of both Efficiency and Risk-Adjusted Efficiency ratios, please refer to page 37; (13) As described on page 44; (14) Includes ESBs (electronic service branches) and service points in third parties’ establishments.

Itaú Unibanco Holding S.A.	05

Management Discussion & Analysis	Executive Summary

Net Income and Recurring Net Income

Our recurring net income totaled R$5,808 million in the first quarter of 2015 as a result of the elimination of non-recurring events, which are presented in the table below, from net income of R$5,733 million for the period.

Non-Recurring Events Net of Tax Effects

In R$ millions	1Q15	4Q14	1Q14
Recurring Net Income	5,808	5,660	4,529
Non-Recurring Events	(75)	(140)	(110)
Gain from Sale of Large Risk Insurance Operations (a)	-	736	-
IRB (b)	-	28	33
Complementary Allowance for Loan Losses (c)	-	(668)	-
Goodwill Amortization (d)	(60)	(54)	(42)
Provision for Contingencies (e)	(42)	(38)	(41)
Improvement of Labor Claim Provision Model (f)	-	(74)	-
Porto Seguro (g)	-	-	(60)
Program for Settlement or Installment Payment of Taxes (h)	27	(62)	-
Realization of Assets and Impairment (i)	-	(9)	-
Net Income	5,733	5,520	4,419

Note: Impacts of the non-recurring events, described above, are net of tax effects – further details are presented in Note 22-K of the Financial Statements.

Non-Recurring Events

(a) Gain from Sale of Large Risk Insurance Operations: Effect of the sale of our large risk insurance operation completed on October 31, 2014.

(b) IRB: In 2014, effect of the favorable decision on the increase of the PIS/COFINS calculation basis of IRB Brasil Resseguros S.A.

(c) Complementary Allowance for Loan Losses: Recognition of an additional allowance to the minimum required by Resolution No. 2,682/99 of the National Monetary Council, due to a lower economic growth scenario that could affect specific sectors.

(d) Goodwill Amortization: Effect of the goodwill amortization generated by the acquisitions carried out by the Conglomerate.

(e) Provision for Contingencies: Recognition of provision for losses arising from economic plans that were in effect in Brazil during the 1980’s.

(f) Improvement of Labor Claim Provision Model: Resulting from changes for the improvement of our model for the recognition of provisions for own and third parties’ labor claims.

(g) Porto Seguro: Effect of the favorable decision, by the Federal Supreme Court (STF), on the legality of the COFINS tax on this type of operation in proportion to our interest in the company, in addition to the provision for losses on tax losses in the first quarter of 2014.

(h) Program for the Settlement or Installment Payment of Taxes: Effects of our adherence to the Program for the Settlement or Installment Payment of Federal Taxes – Law No. 12,996/14 and Law No. 13,043/14 and State Taxes – Law No. 15,387/14.

(i) Realization of Assets and Impairment: In 2014, this item was mainly composed of the impairment of assets.

Managerial Income Statement

We apply consolidation criteria for the managerial results that affect only the breakdown of accounts and, therefore, do not affect net income. These effects are shown in the table on the following page (“Reconciliation between Accounting and Managerial Statements”). Additionally, we adjusted the tax effects of the hedges of investments abroad - which were originally accounted for as tax expenses (PIS and COFINS) and income tax and social contribution on net income and were reclassified to the financial margin - and the non-recurring effects.

Our strategy for the foreign exchange risk management of the capital invested abroad is aimed at mitigating, through financial instruments, the effects resulting from foreign exchange variations and takes into consideration the impact of all tax effects. In the first quarter of 2015, the Brazilian real depreciated 20.8% against the U.S. dollar and 6.8% against the Euro, compared with depreciations of 8.4% and 4.3%, respectively, in the previous quarter.

Highlights

In line with changes in our organizational structure, as of this quarter we changed the way we present our segments, in order to adjust it to our current business management structure. For further details, please see page 55 of this report.

Reaffirming our commitment to the Brazilian market and the creation of long-term value to our stockholders, on March 16, 2015, we entered into an agreement with Mastercard in the payment solutions market. During the 20-year term of this alliance, we, together with Mastercard, will operate a new electronic payments network under a brand with domestic and international acceptance. This alliance is subject to the satisfaction of certain precedent conditions, including the approval by appropriate regulatory authorities.

Itaú Unibanco Holding S.A.	06

Management Discussion & Analysis	Executive Summary

The reconciliation of the Accounting and Managerial Income Statements for the past two quarters is presented below.

Reconciliation between Accounting and Managerial Statements | 1st Quarter of 2015

In R$ millions	Accounting	Non-recurring Effects	Tax Effect of Hedge	Managerial Reclassifications	Managerial
Operating Revenues	19,660	(45)	5,783	(452)	24,946
Managerial Financial Margin	10,143	53	5,783	(15)	15,963
Financial Margin with Clients	14,055	53	-	(15)	14,092
Financial Margin with Market	(3,912)	-	5,783	-	1,871
Banking Services Fees and Income from Banking Charges	7,422	-	-	(555)	6,867
Results from Insurance, Pension Plan and Premium Bonds Operations Before Retained Claims and Selling Expenses	1,627	-	-	490	2,117
Other Operating Income	326	(98)	-	(228)	-
Equity in Earnings of Affiliates and Other Investments	134	-	-	(134)	-
Non-operating Income	9	-	-	(9)	-
Loan Losses Net of Recovery	(4,419)	-	-	(35)	(4,455)
Expenses for Allowance for Loan and Lease Losses	(5,480)	-	-	(35)	(5,515)
Income from Recovery of Loans Written Off as Losses	1,060	-	-	-	1,060
Retained Claims	(368)	-	-	-	(368)
Other Operating Income/(Expenses)	(11,716)	81	(377)	409	(11,602)
Non-interest Expenses	(10,372)	81	-	409	(9,881)
Tax Expenses for ISS, PIS, Cofins and Other Taxes	(1,079)	-	(377)	-	(1,455)
Selling Expenses from Insurance	(266)	-	-	-	(266)
Income before Tax and Profit Sharing	3,156	37	5,406	(78)	8,520
Income Tax and Social Contribution	2,718	38	(5,406)	42	(2,607)
Profit Sharing	(36)	-	-	36	-
Minority Interests	(105)	-	-	-	(105)
Net Income	5,733	75	-	-	5,808

Reconciliation between Accounting and Managerial Statements | 4th Quarter of 2014

In R$ millions	Accounting	Non-recurring Effects	Tax Effect of Hedge	Managerial Reclassifications	Managerial
Operating Revenues	23,214	(1,106)	2,007	(361)	23,754
Managerial Financial Margin	12,583	20	2,007	95	14,705
Financial Margin with Clients	13,572	20	-	95	13,687
Financial Margin with Market	(988)	-	2,007		1,018
Banking Services Fees and Income from Banking Charges	7,362	-	-	(537)	6,825
Results from Insurance, Pension Plan and Premium Bonds Operations Before Retained Claims and Selling Expenses	1,768	24	-	431	2,224
Other Operating Income	145	29	-	(174)	-
Equity in Earnings of Affiliates and Other Investments	217	(28)	-	(188)	-
Non-operating Income	1,139	(1,151)	-	12	-
Loan Losses Net of Recovery	(4,421)	1,113	-	24	(3,284)
Expenses for Allowance for Loan and Lease Losses	(5,750)	1,113	-	24	(4,614)
Income from Recovery of Loans Written Off as Losses	1,330	-	-	-	1,330
Retained Claims	(497)	-	-	-	(497)
Other Operating Income/(Expenses)	(11,945)	278	(212)	245	(11,633)
Non-interest Expenses	(10,636)	278	-	245	(10,113)
Tax Expenses for ISS, PIS, Cofins and Other Taxes	(1,027)	-	(212)		(1,239)
Selling Expenses from Insurance	(281)	-	-	-	(281)
Income before Tax and Profit Sharing	6,351	285	1,795	(91)	8,340
Income Tax and Social Contribution	(674)	(144)	(1,795)	18	(2,595)
Profit Sharing	(73)	-	-	73	-
Minority Interests	(84)	(1)	-	-	(85)
Net Income	5,520	140	-	-	5,660

Itaú Unibanco Holding S.A.	07

Management Discussion & Analysis	Executive Summary

We present below the income statement from the standpoint that highlights Operating Revenues, which are composed by the sum of the main accounts in which revenues from banking, insurance, pension plan and premium bonds operations are recorded.

Income Statement | Operating Revenues Perspective

In R$ millions	1Q15	4Q14	variation		1Q14	variation
Operating Revenues	24,946	23,754	1,192	5.0%	20,662	4,284	20.7%
Managerial Financial Margin	15,963	14,705	1,258	8.6%	12,488	3,475	27.8%
Financial Margin with Clients	14,092	13,687	405	3.0%	11,874	2,218	18.7%
Financial Margin with Market	1,871	1,018	853	83.7%	614	1,257	204.9%
Banking Services Fees and Income from Banking Charges	6,867	6,825	42	0.6%	6,057	810	13.4%
Result from Insurance, Pension Plan and Premium Bonds Operations Before Retained Claims and Selling Expenses	2,117	2,224	(108)	-4.8%	2,118	(1)	-0.1%
Loan Losses Net of Recovery	(4,455)	(3,284)	(1,171)	35.7%	(3,164)	(1,291)	40.8%
Expenses for Allowance for Loan and Lease Losses	(5,515)	(4,614)	(901)	19.5%	(4,252)	(1,264)	29.7%
Income from Recovery of Loans Written Off as Losses	1,060	1,330	(269)	-20.3%	1,088	(27)	-2.5%
Retained Claims	(368)	(497)	129	-25.9%	(487)	119	-24.3%
Operating Margin	20,123	19,973	150	0.8%	17,011	3,111	18.3%
Other Operating Income/(Expenses)	(11,602)	(11,633)	31	-0.3%	(10,464)	(1,138)	10.9%
Non-interest Expenses	(9,881)	(10,113)	232	-2.3%	(9,039)	(842)	9.3%
Tax Expenses for ISS, PIS, Cofins and Other Taxes	(1,455)	(1,239)	(216)	17.5%	(1,160)	(296)	25.5%
Selling Expenses From Insurance	(266)	(281)	15	-5.3%	(265)	(1)	0.4%
Income before Tax and Minority Interests	8,520	8,340	181	2.2%	6,547	1,973	30.1%
Income Tax and Social Contribution	(2,607)	(2,595)	(12)	0.5%	(1,955)	(652)	33.4%
Minority Interests in Subsidiaries	(105)	(85)	(21)	24.3%	(64)	(42)	65.1%
Recurring Net Income	5,808	5,660	148	2.6%	4,529	1,279	28.2%

We present below the income statement from the standpoint that highlights the Managerial Financial Margin.

Income Statement | Managerial Financial Margin Perspective

In R$ millions	1Q15	4Q14	variation		1Q14	variation
Managerial Financial Margin	15,963	14,705	1,258	8.6%	12,488	3,475	27.8%
Financial Margin with Clients	14,092	13,687	405	3.0%	11,874	2,218	18.7%
Financial Margin with Market	1,871	1,018	853	83.7%	614	1,257	204.9%
Results from Loan and Lease Losses	(4,455)	(3,284)	(1,171)	35.7%	(3,164)	(1,291)	40.8%
Expenses for Allowance for Loan and Lease Losses	(5,515)	(4,614)	(901)	19.5%	(4,252)	(1,264)	29.7%
Income from Recovery of Loans Written Off as Losses	1,060	1,330	(269)	-20.3%	1,088	(27)	-2.5%
Net Result from Financial Operations	11,508	11,421	87	0.8%	9,324	2,185	23.4%
Other Operating Income/(Expenses)	(2,988)	(3,082)	94	-3.0%	(2,776)	(212)	7.6%
Banking Services Fees and Income from Banking Charges	6,867	6,825	42	0.6%	6,057	810	13.4%
Result from Insurance, Pension Plan and Premium Bonds Operations	1,482	1,446	36	2.5%	1,366	116	8.5%
Non-interest Expenses	(9,881)	(10,113)	232	-2.3%	(9,039)	(842)	9.3%
Tax Expenses for ISS, PIS, Cofins and Other Taxes	(1,455)	(1,239)	(216)	17.5%	(1,160)	(296)	25.5%
Income before Tax and Minority Interests	8,520	8,340	181	2.2%	6,547	1,973	30.1%
Income Tax and Social Contribution	(2,607)	(2,595)	(12)	0.5%	(1,955)	(652)	33.4%
Minority Interests in Subsidiaries	(105)	(85)	(21)	24.3%	(64)	(42)	65.1%
Recurring Net Income	5,808	5,660	148	2.6%	4,529	1,279	28.2%

Itaú Unibanco Holding S.A.	08

Management Discussion & Analysis	Executive Summary

Net Income

The recurring net income for the first quarter of 2015 amounted to R$5,808 million, representing increases of 2.6% when compared to the previous quarter and 28.2% from the same period of the previous year.

The increase in net income for the first quarter of 2015, when compared to the previous quarter, reflects the 5.0% growth in operating revenues, mainly due to the higher managerial financial margin, partially offset by higher expenses for allowances for loan losses and lower revenues from the recovery of loan losses (seasonally lower in first quarters). This increase was also due to lower non-interest expenses and claims expenses, which dropped 2.3% and 25.9%, respectively.

Return on Average Equity

Annualized recurring return on average equity reached 24.5% in the first quarter of 2015. On March 31, 2015, stockholders’ equity totaled R$97.0 billion, with increases of 1.2% when compared to the previous quarter and of 18.0% from the same period of the previous year.

In the first quarter of 2015, annualized recurring return on average assets reached 1.9%, unchanged when compared to the fourth quarter of 2014.

Operating Revenues

In the first quarter of 2015, operating revenues, representing revenues from banking and insurance, pension plan and premium bonds operations, totaled R$24,946 million, 5.0% and 20.7% higher than the previous quarter and the same period of the previous year, respectively.

The main components of operating revenues and other items of income statement are presented below.

Managerial Financial Margin

Managerial financial margin for the first quarter of 2015 totaled R$15,963 million, R$1,258 million higher when compared to the fourth quarter of 2014, mainly due to the increase in our financial margin with clients by R$405 million, despite fewer calendar days in the quarter, among other factors, totaling R$14,092 million, and to the increase in our financial margin with market of R$853 million (totaling R$1,871 million).

Our managerial financial margin increased R$3,475 million when compared to the same period of 2014. This growth is due to the increases of R$2,218 million in the financial margin with clients and of R$1,257 million in the financial margin with market.

Managerial Financial Margin of Credit, net of the Allowance from Loan Losses

Our financial margin of credit, net of expenses for allowance for loan losses and recovery of credits, increased 2.6% from the first quarter of 2014 and decreased 10.9% when compared to the fourth quarter of 2014. The ratio of expenses for allowance for loan losses, net of recovery, to the financial margin of credit reached 37.8% this quarter.

Itaú Unibanco Holding S.A.	09

Management Discussion & Analysis	Executive Summary

Result from Loan Losses, Net of Recovery

The result from loan losses, net of recovery, increased 35.7% when compared to the previous quarter, totaling R$4,455 million in the quarter.  This growth is due to the increase in expenses for the allowance for loan losses of 19.5% (R$901 million), mainly in the corporate segment and from the 20.3% (R$269 million) decrease in revenues from recovery of loans written oﬀ as losses. Compared to the ﬁrst quarter of 2014, the result from loan losses, net of recovery, increased 40.8%.

Banking Services Fees and Income from Banking Charges

Banking service fees, including income from banking charges, increased R$42 million (0.6%) when compared to the previous quarter, totaling R$6,867 million. When compared to the same period of the previous year, these revenues increased R$810 million (13.4%).

Result from Insurance, Pension Plan and Premium Bonds

In the ﬁrst quarter of 2015, the result from insurance, pension  plan and premium bonds from core activities, which consist of mass- market products related to life, property, credit, pension and premium  bonds, reached R$1,397 million, an increase of R$31 million from the previous quarter and of R$165 million from the ﬁrst quarter of 2014.

The loss ratio from core activities reached 24.4% this quarter.

Non-Interest Expenses

Non-interest expenses decreased 2.3% in the first quarter of 2015 when compared to the fourth quarter of 2014. Personnel expenses increased R$88 million, whereas administrative expenses were down R$326 million in the first quarter of 2015 from the previous quarter.

When compared to the first quarter of 2014, non-interest expenses increased R$842 million (9.3%).

Efficiency Ratio and Risk-Adjusted Efficiency Ratio (*)
(*) Calculation criteria are detailed on page 37.

In the first quarter of 2015, the efficiency ratio, in the criteria that includes all expenses except for the expenses for the allowance for loan losses, reached 43.2%, an improvement of 330 basis points compared to the previous quarter, due to increase in operating revenues (5.0%) and by the decrease in non-interest expenses (2.3%). In the 12-month period, the efficiency ratio reached 45.7%, with an improvement of 130 basis points from the previous quarter and of 330 basis points from the same period of the previous year.

In the first quarter of 2015, the risk-adjusted efficiency ratio, in the concept including all expenses and the expenses for allowance for loan losses, reached 62.7%, an increase of 110 basis points when compared to the previous quarter due the increase in expenses for allowance for loan losses (19.5%) and lower revenues from recovery of loans written off as losses (20.3%). In the 12-month period, the risk-adjusted efficiency ratio reached 62.4%.

The calculation methodology for the eﬃciency and risk-adjusted eﬃciency ratios changed to better reﬂect the institution’s overall performance. In accordance with the previously adopted concept, the eﬃciency ratio and the risk-adjusted eﬃciency ratio would be 43.2% and 63.7%, respectively, in the ﬁrst quarter of 2015. For further details of this change, please refer to page 37.

Itaú Unibanco Holding S.A.	10

Management Discussion & Analysis	Executive Summary

Balance Sheet | Assets

In R$ millions, end of period	1Q15	4Q14	variation	1Q14	variation
Current and Long-term Assets	1,274,667	1,188,779	7.2%	1,089,744	17.0%
Cash and Cash Equivalents	18,687	17,527	6.6%	16,030	16.6%
Short-term Interbank Investments	225,076	229,828	-2.1%	190,553	18.1%
Securities and Derivative Financial Instruments	324,060	299,627	8.2%	266,582	21.6%
Interbank and Interbranch Accounts	67,001	63,810	5.0%	85,687	-21.8%
Loan, Lease and Other Loan Operations	468,105	451,760	3.6%	408,291	14.6%
(Allowance for Loan Losses)	(28,354)	(26,948)	5.2%	(25,042)	13.2%
Other Assets	200,092	153,175	30.6%	147,643	35.5%
Foreign Exchange Portfolio	83,050	42,392	95.9%	41,498	100.1%
Other	117,042	110,782	5.7%	106,145	10.3%
Permanent Assets	19,947	19,923	0.1%	17,632	13.1%
Investments	3,539	3,526	0.4%	3,375	4.9%
Fixed and Operating Lease Assets	7,521	7,561	-0.5%	6,621	13.6%
Intangible Assets and Goodwill	8,887	8,836	0.6%	7,635	16.4%
Total Assets	1,294,613	1,208,702	7.1%	1,107,376	16.9%

At the end of the ﬁrst quarter of 2015, our assets totaled R$1.29 trillion, an increase of 7.1% (R$85.9 billion) when compared to the previous quarter. The main changes are presented below:

When compared to the previous year, the increase of 16.9% (R$187.2 billion) were mainly due to the results from the growth in the loan portfolio and from securities and derivative ﬁnancial instruments.

Balance Sheet | Liabilities and Equity

In R$ millions, end of period	1Q15	4Q14	variation	1Q14	variation
Current and Long-Term Liabilities	1,194,447	1,109,017	7.7%	1,022,145	16.9%
Deposits	298,652	294,773	1.3%	278,208	7.3%
Demand Deposits	56,660	48,733	16.3%	43,217	31.1%
Savings Deposits	117,357	118,449	-0.9%	108,932	7.7%
Interbank Deposits	28,135	19,125	47.1%	5,493	412.2%
Time Deposits	96,500	108,465	-11.0%	120,567	-20.0%
Deposits Received under Securities Repurchase Agreements	330,858	325,013	1.8%	288,616	14.6%
Fund from Acceptances and Issue of Securities	50,753	47,750	6.3%	43,866	15.7%
Interbank and Interbranch Accounts	9,365	5,260	78.0%	12,766	-26.6%
Borrowings and Onlendings	96,265	88,776	8.4%	76,927	25.1%
Derivative Financial Instruments	30,997	17,394	78.2%	12,049	157.3%
Technical Provisions for Insurance, Pension Plans and Premium Bonds	116,737	112,675	3.6%	104,595	11.6%
Other Liabilities	260,819	217,374	20.0%	205,116	27.2%
Subordinated Debt	59,527	54,569	9.1%	55,534	7.2%
Foreign Exchange Portfolio	84,030	43,176	94.6%	42,150	99.4%
Other	117,262	119,629	-2.0%	107,432	9.2%
Deferred Income	1,513	1,423	6.3%	1,138	32.9%
Minority Interest in Subsidiaries	1,700	2,415	-29.6%	1,919	-11.4%
Stockholders’ Equity	96,954	95,848	1.2%	82,173	18.0%
Total Liabilities and Equity	1,294,613	1,208,702	7.1%	1,107,376	16.9%

The main changes in liabilities at the end of the ﬁrst quarter of 2015, when compared to the previous quarter, are presented in the chart below:

When compared to the previous year, the main changes are as follows:

Itaú Unibanco Holding S.A.	11

Management Discussion & Analysis	Executive Summary

Loan Portfolio with Endorsements, Sureties and Private Securities

At the end of the ﬁrst quarter of 2015, our total loan portfolio (including sureties, endorsements and private securities) reached R$578,596 million, growing 3.4% when compared to the fourth quarter  of 2014 and 13.8% when compared to the same period of the previous year. Excluding the eﬀect of the foreign exchange variation, our loan portfolio would have decreased 0.6% in the quarter and increased 6.3% in the 12-month period.

In the individuals segment, the highlight was the growth of the low -risk loan portfolios:  payroll loans, which increased 10.1% in the quarter and 81.0% in the 12-month period, and mortgage loans, which increased 4.5% in the quarter, and 19.6% in the 12-month period, respectively, whereas the vehicles portfolio decreased 9.0% in the quarter and 29.0% in the 12-month period.

The companies segment, excluding private securities, grew 3.1% in the quarter and 10.7% in the 12-month period. Corporate loans increased 3.7% when compared to the previous quarter and 14.5% in the past 12 months, whereas the very small, small and middle market companies portfolio grew 1.6% in the ﬁrst quarter of 2015 and 1.9% in the 12-month period. Considering private security operations, the companies segment recorded a 3.1% increase when compared to the fourth quarter of 2014 and 12.0% in the 12- month period. Excluding the eﬀect of the foreign exchange variation, this portfolio, including private securities, would have decreased 1.4% when compared to the fourth quarter of 2014 and increased 3.0% in the 12-month period.

The balance of our operations in Latin America grew 17.7% in the quarter and 40.4% in the 12-month period. Excluding the eﬀect of the foreign exchange variation, the growth of this portfolio would have been 1.1% when compared to the fourth quarter of 2014 and 11.6% in the 12-month period.

The balance of endorsements and sureties reached R$75,289 million at the end of the ﬁrst quarter of 2015, with increases of 2.1% when compared to the fourth quarter of 2014 and of 4.8% in the past 12 months, mainly due to changes in the corporate portfolio, which increased 1.9% from the previous quarter and 5.1% in the 12-month period.

In R$ millions, end of period	1Q15	4Q14	variation	1Q14	variation
Individuals	187,286	186,212	0.6%	168,214	11.3%
Credit Card Loans	56,331	59,321	-5.0%	52,966	6.4%
Personal Loans	29,822	28,541	4.5%	28,274	5.5%
Payroll Loans (1)	44,608	40,525	10.1%	24,652	81.0%
Vehicle Loans	26,331	28,927	-9.0%	37,086	-29.0%
Mortgage Loans (2)	30,194	28,898	4.5%	25,236	19.6%
Companies	304,409	295,366	3.1%	275,083	10.7%
Corporate Loans	218,970	211,241	3.7%	191,260	14.5%
Very Small, Small and Middle Market Loans (3)	85,439	84,125	1.6%	83,822	1.9%
Latin America (4)	51,699	43,942	17.7%	36,823	40.4%
Total with Endorsements and Sureties	543,394	525,519	3.4%	480,120	13.2%
Corporate - Private Securities (5)	35,202	34,175	3.0%	28,126	25.2%
Total with Endorsements, Sureties and Private Securities	578,596	559,694	3.4%	508,246	13.8%
Total with Endorsements, Sureties and Private Securities (6) (ex-foreign exchange rate variation)	578,596	582,068	-0.6%	544,316	6.3%
Endorsements and Sureties	75,289	73,759	2.1%	71,829	4.8%
Individuals	478	552	-13.5%	518	-7.8%
Corporate	67,964	66,727	1.9%	64,663	5.1%
Very Small, Small and Middle Market	4,268	4,213	1.3%	3,931	8.6%
Latin America (4)	2,580	2,267	13.8%	2,717	-5.0%

(1) Includes operations originated by the institution and acquired operations. (2) The table does not include co-obligation in mortgage loan assignments in the amount of R$186.3 million in the 4Q11. (3) Includes Rural Loans to Individuals. (4) Includes Argentina, Chile, Colombia, Paraguay and Uruguay. (5) Includes Debentures, CRI and Commercial Paper. (6) Calculated based on the conversion of the foreign currency portfolio (U.S. dollar and currencies of Latin America). Note: Mortgage and Rural Loan portfolios from the companies segment are allocated according to the client’s size. For more details, please refer to page 41.

On March 31, 2015, R$135.7 billion of our total credit assets were denominated in or indexed to foreign currencies and grew 16.5% in the quarter, mainly due to the depreciation of the Brazilian real in relation to the U.S. dollar and the currencies of other Latin American countries.

In the end of the first quarter of 2015, the NPL ratio for operations that are overdue for more than 90 days (NPL 90) decreased 10 basis points when compared to the previous quarter and 50 basis points when compared to March 2014. Excluding the effect of the foreign exchange variation, this ratio remained stable when compared to the previous quarter.

Itaú Unibanco Holding S.A.	12

Management Discussion & Analysis	Executive Summary

2015 Outlook (*)

The expectations for 2015 previously disclosed and reviewed are presented below:

previous	reviewed

▲ 6% to 9%	▲ 3% to 7%	Total Loan Portfolio 1

▲ 10% to 14%	▲ 14.5% to 17.5%	Managerial Financial Margin 2

Between R$13 billion and R$15 billion	Between R$15 billion and R$18 bilion	Loan Loss Provision Expenses net of Recoveries

▲ 9% to 11%	▲ 9.5% to 11.5%	Services Fees and Result from Insurance 3

▲ 6.5% to 8.5%	▲ 7.0% to 10.0%	Non-Interest Expenses

(*)	Does not consider the effect of CorpBanca’s transaction, which is subject to regulatory approvals.
(1)	Includes endorsements, sureties and private securities;
(2)	Includes Financial Margin with Clients and Financial Margin with Market;
(3)	Service Fees (+) Income from Insurance, Pension Plan and Premium Bonds Operations (-) Expenses for Claims (-) Selling Expenses for Insurance, Pension Plan and Premium Bonds.

Although the growth plans and projections of results presented above are based on assumptions of management and information available in the market to date, these expectations involve inaccuracies and risks that are diﬃcult to anticipate and there may be, therefore, results or consequences that diﬀer from those anticipated. This information is not a guarantee of future performance. The use of these expectations should take into consideration the risks and uncertainties that involve any activities and that are beyond our control. These risks and uncertainties include, but are not limited to, our ability to perceive the dimension of the synergies projected and their timing, political and economic changes, volatility in interest and foreign exchange rates, technological changes, inﬂation, ﬁnancial disintermediation, competitive pressures over products, prices and changes in tax legislation, among others.

Itaú Unibanco Holding S.A.	13